September 9, 2013
David Beaning, Esq.
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	J.P. Morgan Chase Commercial Mortgage Securities Corp. Registration Statement on Form S-3 (File No. 333-190246) Filed on July 30, 2013

Dear Mr. Beaning:

We are counsel to J.P. Morgan Chase Commercial Mortgage Securities Corp. (the “Registrant”) under the above-captioned registration statement (the “Registration Statement”).  We have reviewed your letter dated August 26, 2013 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and have discussed the comments contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the base prospectus (the “Base Prospectus”) or form of prospectus supplement (the “Prospectus Supplement”) contained in Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) submitted herewith.  Enclosed herewith are two courtesy copies of Amendment No. 1, one of which has been marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.  References to page numbers in Amendment No. 1 are to the marked version.

REGISTRATION STATEMENT ON FORM S-3
General

1.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.4. of Form S-3.  Also, please provide us with the CIK codes for any

  Michael S. Gambro   Tel  212 504 6825   Fax  212 504 6666   michael.gambro@cwt.com

David Beaning, Esq.
September 9, 2013

affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

The Registrant confirms that the Registrant and each issuing entity previously established directly or indirectly by the Registrant or any affiliate of the Registrant have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

On December 22, 2009, the Registrant merged with its affiliate, Bear Stearns Commercial Mortgage Securities Inc. (“BSCMI”).  Prior to the merger, BSCMI (CIK Code 908987) had its own Form S-3 registration statement (File No. 333-146993) (the “BSCMI Registration Statement”) pursuant to which commercial mortgage pass-through certificates may be offered.  The Registrant is the surviving entity of the merger.

2.	Please confirm that you will file the pooling and servicing agreement, legal and tax opinions and other documents as exhibits to the Form S-3. Refer to Item 601 of Regulation S-K.

The Registrant filed the pooling and servicing agreement and other documents with the Registration Statement by incorporating by reference to prior filings of the Registrant.  The Registrant will file by pre-effective amendment the legality and tax opinion prior to the Registrant requesting acceleration of the effective date of the Registration Statement.

PROSPECTUS SUPPLEMENT

Additional Mortgage Loan Information, page S-74

3.
We note that specific information as to the trust fund assets, together with the agreements with respect to each series of notes or certificates, will be filed on a report on Form 8-K within fifteen days after the initial issuance. We also note similar disclosure on pages 37 and 77 of the prospectus. Please be advised that finalized agreements, including the exhibits to these agreements, should be filed as an exhibit to the registration statement or under cover of Form 8-K and incorporated by reference into the registration statement at the time of each takedown. Refer to Sections III.A.3.b, III.B.3.c. and III.B.3.d of the SEC Release 33-8518; and Section III.F. of SEC Release No. 33-9117. Please revise accordingly.

The Registrant has modified the subsection entitled “Additional Mortgage Loan Information” on page S-73 of the Prospectus Supplement, the subsection entitled “Mortgage Loan Information in Prospectus Supplements” on page 37 of the Base Prospectus and the subsection entitled

David Beaning, Esq.
September 9, 2013

“Insurance or Guarantees with Respect to Mortgage Loans” on page 77 of the Base Prospectus in response to the Staff’s comment.

 No Reunderwriting of the Mortgage Loans, p. S-64

4.
We note your bracketed disclosure in the prospectus supplement that you will review the assets in the pool as required under Rule 193 of the Securities Act and you will provide the disclosure required by Items 1111(a)(7) and (8) of Regulation AB. Disclosure regarding the nature of the review that will be conducted should be provided in the next amendment or explain why that information is not known or not reasonably available. Your disclosure should indicate for example the following:

•	The information that will be include in the review;

•	That the review will be designed and effected to provide reasonable assurance that such information is accurate in all material respects;

•	If applicable, how you will review any assets added for purposes of substitution, for example, after the date of issuance; and

•	Whether sampling will be used in the depositor’s review and information about that sampling as required.

The Registrant has modified the subsection entitled “No Reunderwriting of the Mortgage Loans” on pages S-63 and S-64 of the Prospectus Supplement and the subsection entitled “Review of the Pool Assets” on pages S-80 to S-82 of the Prospectus Supplement in response to the Staff’s comment.

  Definition of “CREFC Intellectual Property Royalty License Fee,” p. S-97

5.	Please provide disclosure with respect to the nature and purpose of this fee.

The Registrant has modified the definition CREFC Intellectual Property Royalty License Fee on page S-98 of the Prospectus Supplement in response to the Staff’s comment.

David Beaning, Esq.
September 9, 2013

Reports to Certificateholders; Certain Available Information, p. S-112

6.
We note that the structure includes a certificate administrator. Please use bracketed language in the summary of the prospectus supplement to indicate that you will disclose the name of the certificate administrator when known. Please confirm that the Certificate Administrator receives no fees from the cash flows from the pool assets or provide bracketed fee disclosure where required. Refer to Items 1103(a)(1) and 1113(c) of Regulation AB.

The Registrant has modified the summary on pages S-3 of the Prospectus Supplement and the subsection entitled “The Trustee, Certificate Registrar, the Authenticating Agent and the Certificate Administrator” on pages S-115 and S-116 and the subsection entitled “Servicing and Other Compensation and Payment of Expenses” on page S-124 of the Prospectus Supplement.

Where You Can Find More Information, p. 130

7.	Please disclose the relevant Commission file number. Refer to Item 1118(b)(1) of Regulation AB.

The Registrant has included the Commission file number in the subsection entitled “Where You Can Find More Information” on page 130 and 131 of the Base Prospectus in response to the Staff’s comment.

Part II

(F)	Undertaking in connection with certain information provided through an Internet Website, p. II-4

8.	Please delete this undertaking as it is no longer applicable.

The Registrant has deleted this undertaking in Amendment No. 1.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Michael S. Gambro

Michael S. Gambro

cc:  Bianca A. Russo, Esq.